Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Registration Statement on Amendment No. 1 to Form S-1 of Good Works II Acquisition Corp. (the “Company”) of our report dated March 18, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, relating to the financial statements of Good Works II Acquisition Corp. as of December 31, 2020 and for the period from July 27, 2020 (inception) through December 31, 2020, appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to our firm under the heading “Experts” in such Prospectus.

/s/ Ham, Langston, & Brezina, L.L.P.

Houston, TX

June 4, 2021